SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	English language summary of letter to the Argentine National Securities Commission dated January 15, 2010 regarding Appeal of Antitrust Commission Resolution N° 1 and Resolution ICD N°3. Request for Precautionary Measure

FOR IMMEDIATE RELEASE

January 15, 2010

Securities and Exchange Commission

Dear Sirs,

RE: Appeal of Resolution of the Antitrust Commission N° 1 and Resolution ICD N°3. Request for Precautionary Measure

I am writing you as Chairman of the Board of Directors of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that on January 13, 2010 the Company and its subsidiary Telecom Personal S.A. (together with Telecom Argentina the “Companies”) filed an appeal against Resolution N° 1 of the Comisión Nacional de Defensa de la Competencia (the “Argentine Antitrust Commission”) (“Resolution N° 1”), its Exhibit I and against Resolution N° 3 of the Secretary of Internal Commerce Department (“Resolution N° 3”).

The companies also submitted a request to the National Court of Appeals for Federal Civil and Commercial Matters for the issuance of a precautionary measure suspending the effects of Resolution N° 1 and Resolution N° 3.

Said appeal and request for precautionary measure are based on the protection of the rights of the Companies inherent in their licenses, the rights of Telecom Argentina’s minority shareholders and the rights of the Companies’ clients.

Sincerely,

Enrique Garrido

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: January 15, 2010	By:	/S/ ENRIQUE GARRIDO
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors